Exhibit 99.1

14 February 2022

Released via Form 6-K on February 14, 2022 and queued for release via RNS upon its reopening on February 15, 2022.

BURFORD CAPITAL PROVIDES UPDATES ON 2021 BUSINESS ACTIVITY AND ACCOUNTING MATTERS

Burford Capital Limited, the leading global finance and asset management firm focused on law, today releases an update on its 2021 business activity. All figures in this disclosure are preliminary and unaudited. Definitions, reconciliations and further related information are available in Burford’s 2021 Interim Report which is available on Burford’s website at www.burfordcapital.com/shareholders.

2021 business update

New business

•	Group-wide new commitments of $1.1 billion (2020: $758 million)
○	Burford-only new commitments of $607 million (2020: $361 million)
•	Group-wide new deployments of $841 million (2020: $595 million)
○	Burford-only new deployments of $448 million (2020: $252 million)

Burford had a strong year for new business. On a Group-wide basis, Burford made $1.1 billion in total new commitments and deployed a total $841 million in cash in 2021. Those levels represent significant increases over the prior year – 48% and 41%, respectively – and demonstrate that the strong recovery in new business activity in the first half of 2021 continued through the second half.

The strong growth in new commitments and deployments was driven by growth in our core capital provision-direct business. Capital provision-direct new commitments, on a Burford-only basis, amounted to $602 million (2020: $335 million) and exceeded the 2019 level of $530 million, while Burford-only capital provision-direct deployments essentially doubled to $447 million (2020: $225 million), also well ahead of the $269 million achieved in 2019. This record level of capital provision-direct deployments from our balance sheet is particularly notable and represents assets capable of generating our highest potential returns and profits.

Portfolio activity and returns

•	Group-wide capital provision-direct realizations of $336 million (2020: $608 million)
○	Burford-only capital provision-direct realizations of $264 million (2020: $337 million)
•	Group-wide capital provision-direct realized gains of $152 million (2020: $361 million)
○	Burford-only capital provision-direct realized gains of $128 million (2020: $180 million)

Case realizations in our capital provision-direct business remained modest in the second half of 2021, due in part to continuing court delays caused by the pandemic impacting the pace and progression of matters in our portfolio. Capital provision-direct realizations in our Burford-only portfolio were $264 million (2020: $337 million; 2019: $228 million), while the realized gains from those concluded assets amounted to $128 million (2020: $180 million; 2019: $120 million). Given the unpredictability of the timing of case resolutions, period-to-period volatility is a characteristic of our business. It is important to note that we had very low losses in the year – only $9 million in realized losses in 2021, representing less than 1% of average capital provision-direct assets at cost (2020: $20 million; 2%). Our portfolio remains robust, and resolutions are simply a matter of timing subject to the idiosyncrasies of our specific cases and the vagaries of the litigation process.

As a result, our concluded case ROIC since inception remained largely steady at 93% at December 31, 2021 (June 30, 2021: 95%; December 31, 2020: 92%) on $1.9 billion of cumulative realizations, while our concluded portfolio’s IRR was unchanged at 30%.

Liquidity

Burford’s liquidity position remained strong, with over $300 million of Burford-only cash and marketable securities on hand at December 31, 2021 (June 30, 2021: $430 million; December 31, 2020: $336 million).

Financial results

Burford is in the process of preparing its 2021 financial statements, including the fair value of the portfolio. Burford’s 2021 financial statements are subject to audit and, as a result, any figures are preliminary and subject to adjustment. We do not anticipate significant fair value adjustments in the second half of 2021, as slow case progress limited the incidence of the kind of case milestones that would cause a change in the fair value of the related legal finance assets. Given slow case progress in 2021 and the net loss reported for the first half of 2021, we expect to recognize a net loss of between $70 million and $80 million for 2021.

Christopher Bogart, Burford Capital’s Chief Executive Officer, commented:

“We are delighted with the strong performance of new business in 2021. To write more than $1.1 billion of new commitments during an ongoing pandemic is a significant achievement and positions the business well for future potential income. We would have preferred cases to move through the judicial system faster than they have since the pandemic began, but the slow pace we are experiencing is a timing issue, not one affecting our view of the ultimate realizable value of the portfolio. No client has discontinued a single matter due to these delays.”

US GAAP conversion and prior financial presentation

As previously announced, commencing with its annual report for the 2021 fiscal year, Burford will be preparing its financial statements for the 2021 fiscal year and comparative periods in accordance with generally accepted accounting principles in the United States (“US GAAP”).

As we noted in our interim reporting, US GAAP will result in a change to our historical approach to the consolidation of certain subsidiaries. We previously disclosed that this change would result in an increase in both assets and liabilities.

The most notable change is expected to be with respect to the subsidiary, Colorado Investments Limited (“Colorado”), that was created for the secondary sale of some of our entitlement in the Petersen matter. We have not historically consolidated that subsidiary in our IFRS reporting, and thus we have historically shown on our balance sheet only the 61.25% of the Petersen asset (i.e., Burford’s entitlement pursuant to its funding agreement) that we continue to own. Colorado will, however, be consolidated under US GAAP. Once Colorado is consolidated under US GAAP, we will report 100% of the value of the Petersen asset as an asset on our balance sheet, and the 38.75% sold to third parties will be reported as an offsetting liability. This change in presentation will have no effect on our net assets. Similarly, to the extent income from the Petersen investment flows through our P&L, we will record 100% of the income on a consolidated basis and then record a 38.75% reduction to income as a third-party interest. Again, there is no effect on net income from these changes.

On our balance sheet, this will result in an increase in our capital provision assets of $383 million and a corresponding addition of $383 million in third-party interests in consolidated entities at both June 30, 2021 and December 31, 2021, resulting in no change in net assets. As to prior periods, the corresponding amounts would be $387 million at each of December 31, 2019 and June 30, 2020, $386 million at December 31, 2020, and $230 million at December 31, 2018. On our income statement, this will result in immaterial changes in 2020 and 2021 relating solely to case expenses incurred and no change in net income; in 2019 capital provision income will increase by $58 million and we will show a corresponding reduction to income of $58 million for third-party interests in consolidated entities with no change in net income and in 2018 capital provision income will increase by $98 million and we will show a corresponding reduction to income of $98 million for third-party interests in consolidated entities with no change in net income.

At the time of the formation of Colorado in 2017, we engaged an outside accounting advisor with respect to the accounting treatment of Colorado under IFRS and concluded that Colorado should not be consolidated but rather reported as an equity investment, which is how it was reported on our financial statements for the ensuing years that were accompanied by unqualified opinions of our outside auditors. However, during the course of our work to convert our financial statements to US GAAP, the question of whether Colorado should also have been consolidated under IFRS has been revisited. This is an area of considerable accounting complexity and nuance following the issuance of IFRS 10, the consolidation standard, in 2011, and situations like Colorado often are not susceptible to bright line determinations, especially since there is little accounting precedent for the treatment of litigation finance assets. Nevertheless, and perhaps with the benefit of hindsight, the conclusion has been reached that Colorado should also have been consolidated under IFRS and that failure to do so was an accounting error in the application of IFRS 10 despite the extensive consideration of the issue at the time. The impact on our IFRS financial statements will be the same as set out above for US GAAP. We will provide restated financial statements for this correction, as well as the corrections related to the legal finance non-cash accrual disclosed in our December 22, 2021 press release and Form 6-K report, around the time of the release of our financial results for the 2021 fiscal year and, in the interim, our historical financial statements should not be relied upon to the extent inconsistent with this revised treatment despite it having no impact on net income or net assets and to the extent set forth in the December 22, 2021 press release. The Audit Committee of the Company’s Board of Directors has taken this action which has been discussed with the Company’s independent registered public accounting firm, Ernst & Young LLP.

Definitions and use of alternative performance measures

As previously announced, commencing with our annual report for the 2021 fiscal year, we will report our financial results under US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our financial results, and funding configuration, as:

•	Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financial statements. The major entities where there is also a third-party partner in, or owner of, those entities include the Burford Strategic Value fund, BOF-C, Colorado and several entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.
•	Burford-only or similar terms, including “balance sheet”, refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
•	Group-wide refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s consolidated financial statements. In addition to the consolidated funds, Group-wide includes the Partners funds, Burford Opportunity Fund and Burford Alternative Income Fund and its predecessor.

We refer to our capital provision assets in two categories:

•	Direct, which includes all our legal finance assets (including those generated by asset recovery and legal risk management activities) that we have made directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (not through a fund) complex strategies assets in this category.
•	Indirect, which includes our balance sheet’s participations in one of our funds.

We also use certain alternative performance measures (“APMs”), which are not presented in accordance with US GAAP, to measure the performance of certain of our assets including:

•	Return on invested capital (“ROIC") means the absolute amount of realizations from a concluded asset divided by the amount of expenditure incurred in funding that asset, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. In this release, when we refer to our concluded case ROIC, we are referring to the ROIC on concluded and partially concluded capital provision direct assets on Burford’s balance sheet since the inception of the company until the current date.
•	Internal Rate of Return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealized gains.

Our business activities include:

•	Legal finance, which includes our traditional core litigation finance activities in which we provide capital against the future value of legal claims. It also encompasses our asset recovery and legal risk management activities.
•	Complex strategies encompasses our activities providing capital as a principal in legal-related assets, often securities, debt and other financial assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity. Most of our complex strategies activities over the past several years have been conducted through the Burford Strategic Value fund.
•	Post-settlement finance includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables.
•	Asset management includes our activities administering the funds we manage for third-party investors.

Other terms we use include:

•	Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
•	Deployment refers to the funding provided for an asset, which adds to Burford’s invested cost in that asset. We use the term interchangeably with addition.
•	Portfolio refers to the total amount of our capital provision and post-settlement assets, valued at deployed cost plus any fair value adjustments and any undrawn commitments.
•	Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in Burford receiving cash or, occasionally, some other asset or recognizing a due from settlement receivable, reflecting what Burford is owed on the asset. We use the term interchangeably with recovery.
•	Realized gain / loss refers to the total amount of gain or loss generated by a legal finance asset when it is realized, calculated simply as realized proceeds less deployed funds, without regard for any previously recognized fair value adjustment.

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.